Protocol

This Protocol is signed November 26, 2004 by and among:

(1)	Leung Yuet Mei, a citizen of China (Hong Kong) with an address at Flat 1362, Tai On Building, 57-87 Shaukiwan Road, Hong Kong;

(2)	Leung Chi Ming, a citizen of China (Hong Kong) with an address at Flat C3, 5/F, Lucky Court, Mai Wo Ferry Pier Road, Lantau, Hong Kong;

(3)	Chen Yulin, a citizen of China with an address at Room 2014, Block 2, No. 41 Xi Zhi Men Jiao Dai Dong Road, Beijing City, People’s Republic of China;

(4)	Highland Mining Inc., a British Virgin Islands company with offices at TrustNet Chambers, Road Town, Tortola, British Virgin Islands;

(5)	Tibet Tianyuan Minerals Exploration Ltd., a wholly foreign-owned enterprise incorporated and existing under the laws of the People’s Republic of China with a registered address at 13F, Foreign Economic and Trade Tower, 75 Jin Zhu West Road, Lhasa, Tibet, People’s Republic of China;

(6)	Continental Minerals Corporation, a British Columbia company with offices at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6 (“Continental”); and

(7)	Wang Zhi, a citizen the United States of America with an address at 2205 BridgePointe Parkway, Apt. 116, San Mateo, California 94404, United States of America.

The parties, together with Hunter Dickinson Inc., are parties to a Preliminary Option Agreement dated November 9, 2004 (the “Preliminary Agreement”) in connection with the cooperative exploration and development of the Xietongmen Copper Property. Such agreement contemplates certain parties entering into a form of Share Option Agreement implementing the agreements in the Preliminary Agreement.

The parties confirm that they have negotiated the attached form of Share Option Agreement. Subject to: (a) satisfactory completion by Continental of the due diligence activities contemplated under the Preliminary Agreement; and (b) making such amendments to the Share Option Agreement (inclusive of the Shareholders Agreement included as Exhibit A) that may be needed to take account of the results of Continental’s due diligence or review by Continental’s BVI solicitors of the Share Option Agreement, the parties confirm that the form of Share Option Agreement to be signed by the parties is the Agreement in the form attached to this Protocol.

Signed:
Highland Mining Inc.

[____], Director

Tibet Tianyuan Minerals Exploration Ltd.

[____], Legal Representative

Leung Yuet Mei

Leung Chi Ming

Chen Yulin

Continental Minerals Corporation

[____], Director

Wang Zhi